UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13G/A
                                (Amendment No.1)

                    Under the Securities Exchange Act of 1934

                                  Cardima, Inc.
                                  -------------

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                February 13, 2002

                            (CUSIP Number: 14147M106)

                       Date of event which requires filing
                                December 31, 2001

Check the appropriate box to designate the rule pursuant to which the schedule is filed:

                                [ ] Rule 13d-1(b)
                                [x] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filled for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes to Schedule 13G).

CUSIP No. 14147M106                    13G                     Page 2 of 5 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Orion Biomedical GP, LLC.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       2,649,548(1)
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          2,649,548(1)
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             2,649,548
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       2,649,548(1)
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,649,548
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    7.7%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    OO (Limited Liability Company)
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

1. Orion Biomedical GP, LLC is the general partner to each of Orion Biomedical Fund, L.P. and Orion Biomedical Offshore Fund, L.P. Accordingly, Orion Biomedical GP, LLC's beneficial ownership consists of:

      a) 1,326,771 shares of Common Stock, par value $.001 per share (the "Common Stock") and warrants to purchase 849,828 shares of Common Stock, owned directly by Orion Biomedical Fund, L.P.; and

      b) 288,294 shares of Common Stock and warrants to purchase 184,655 shares of Common Stock owned by Orion Biomedical Offshore Fund, L.P.

CUSIP No. 14147M106                    13G                     Page 3 of 5 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Orion Biomedical Fund, L.P..
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       None
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          1,326,771
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             None
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       1,326,771
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,326,771
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.4%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1(a).     NAME OF ISSUER:

               Cardima, Inc. (the "Company")

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               47266 Benicia Street
               Fremont, CA 94538

ITEM 2(a)      NAME OF PERSON FILING:

               Orion Biomedical GP, LLC ("Dr. Rosenwald")

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               787 7th Avenue
               New York, NY 10019

ITEM 2(c).     CITIZENSHIP:

               United States

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $0.001 par value.

ITEM 2(e).     CUSIP NUMBER:  14147M106

ITEM 3.        [x] CHECK THIS BOX IF THIS STATEMENT IS FILED PURSUANT TO
                   RULE 13d-1(c)

ITEM 4.        OWNERSHIP

               For information concerning the ownership of Common Stock of the Company by the Reporting Persons, see Items 5 through 9 and 11 of the cover pages to this schedule 13G and footnotes thereto.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               See Footnote #1

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               See Footnote #1

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               See Footnote #1

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP

               Not Applicable

ITEM 10.       CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in a transaction having that purpose and effect.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   February 13, 2002
         New York, New York       /s/ Lindsay A. Rosenwald, M.D.
                                  ----------------------------------------------
                                  Lindsay A. Rosenwald, M.D.
                                  Managing Member
                                  Orion Biomedical GP, LLC

Dated:   February 13, 2002
         New York, New York       /s/ Lindsay A. Rosenwald, M.D.
                                  ----------------------------------------------
                                  Lindsay A. Rosenwald, M.D.
                                  Managing Member
                                  Orion Biomedical GP, LLC
                                  General Partner to Orion Biomedical Fund, L.P.